July 23, 1998

Securities and Exchange Commission
Washington, DC  20549

RE:	Citizens Bancshares Corporation
   	File No. 0-14535

Ladies and Gentlemen:

We were previously principal accountants for Citizens Bancshares Corporation and, under the date of February 20, 1998, we reported on the consolidated financial statements of Citizens Bancshares Corporation and subsidiaries as of and for the years ended December 31, 1997 and 1996. On July 17, 1998 our appointment as principal accountants was terminated. We have read Citizens Bancshares Corporation's statements included under item 4 of its Form 8-K dated July 24, 1998 and we agree with such statements, except that we are not in a position to agree or disagree with Citizens Bancshares Corporation's statements under item 4(a)(iii) and the statements under item 4(b)(i) regarding new independent accountants.

                                        							Very truly yours,

                                        							PORTER KEADLE MOORE, LLP